UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SAVIENT PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

SAVIENT PHARMACEUTICALS, INC.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

80517Q100
(CUSIP Number of Class of Securities)

Philip K. Yachmetz
Executive Vice President
Chief Business Officer
Savient Pharmaceuticals, Inc.
One Tower Center
East Brunswick, New Jersey 08816
(732) 418-9300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

David E. Redlick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation* $68,000,000	Amount of Filing Fee** $7,276

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $6.80 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107 per million of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,276	Filing Party: Savient Pharmaceuticals, Inc.

Form or Registration No.: Schedule TO	Date Filed: August 14, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTION

     This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2006, as amended and supplemented by Amendment No. 1 filed with the SEC on August 17, 2006, Amendment No. 2 filed with the SEC on August 21, 2006 and Amendment No. 3 filed with the SEC on September 12, 2006 (collectively, the “Schedule TO”), by Savient Pharmaceuticals, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 10,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights issued under the Rights Agreement dated as October 7, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, at a price not greater than $6.80 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2006 and in the Letter of Transmittal (which, together with any supplements and amendments thereto, constitute the “Tender Offer”).

     The information in the Tender Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:

     (1)  The reference to “Exhibit (a)(5)” in the last paragraph is replaced with “Exhibit (a)(1)(H)”.

     (2)  The following paragraph is added to the end of Item 11:

     On September 18, 2006, the Company issued a press release announcing the final results of the Tender Offer, which expired at 9:00 a.m., New York City time, on September 12, 2006. A copy of the press release is filed as Exhibit (a)(1)(I) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented as follows:

     The following reference to Exhibit (a)(1)(I) is hereby inserted immediately prior to the reference to Exhibit (b):

(a)(1)(I)**	Press release, dated September 18, 2006, entitled “Savient Pharmaceuticals Announces Final Results of “Modified Dutch Auction” Tender Offer”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2006	SAVIENT PHARMACEUTICALS, INC.

	By:	/s/ Christopher G. Clement Name: Christopher G. Clement Title: Chief Executive Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated August 14, 2006.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 14, 2006.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 14, 2006.
(a)(1)(F)*	Press Release, dated August 14, 2006.
(a)(1)(G)*	Form of Summary Advertisement, dated August 14, 2006.
(a)(1)(H)*	Press release, dated September 12, 2006, entitled “Savient Pharmaceuticals Announces Preliminary Results of “Modified Dutch Auction” Tender Offer”.
(a)(1)(I)**	Press release, dated September 18, 2006, entitled “Savient Pharmaceuticals Announces Final Results of “Modified Dutch Auction” Tender Offer”.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Rights Agreement, dated as of October 7, 1998, by and between Bio-Technology General Corp. and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to the Company’s Current Report on Form 8-K, dated October 9, 1998 (File No. 000- 15313).)
(d)(2)	Amendment to Rights Agreement, dated as of March 22, 2006 between the Registrant and American Stock Transfer & Trust Company. (Incorporated by reference to the Company’s Current Report on Form 8-K dated March 28, 2006 (File No. 000-15313).)
(d)(3)	Savient Pharmaceuticals, Inc. 2004 Incentive Plan. (Incorporated by reference to the Company’s Proxy Statement on Schedule 14A dated April 12, 2006 (File No. 000-15313).)
(d)(4)	Bio-Technology General Corp. Stock Option Plan for New Directors, as amended. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 000-15313).)
(d)(5)	Bio-Technology General Corp. 1992 Stock Option Plan, as amended. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-15313).)
(d)(6)	Bio-Technology General Corp. 1997 Stock Option Plan for Non-Employee Directors. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-15313).)
(d)(7)	Bio-Technology General Corp. 1998 Employee Stock Purchase Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-64541), dated September 29, 1998.)
(d)(8)	Bio-Technology General Corp. 2001 Stock Option Plan. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-15313).)
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with Schedule TO on August 14, 2006.
**	Filed herewith.